                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)


                            AVANT IMMUNOTHERAPEUTICS
--------------------------------------------------------------------------------
                                (Name of issuer)


                         COMMON SHARES, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   872342 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)


 NEIL G. CAWSEY; FOREST CITY ENTERPRISES, 1160 TERMINAL TOWER, 50 PUBLIC SQUARE, CLEVELAND, OHIO 44113; (216) 416-3277
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 MARCH 10, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D


---------------------------                       ------------------------------
CUSIP No.  872342 10 0              13D           Page    2    of    6   Pages
           ----------------                            -------    ------
---------------------------                       ------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          FOREST CITY 38 SIDNEY STREET, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO*
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          OHIO
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER         1,376,250
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER       N/A
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER    1,376,250
        REPORTING         ------------------------------------------------------
       PERSON WITH        10      SHARED DISPOSITIVE POWER  N/A
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,376,250
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.87%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

         * The consideration used by Forest City 38 Sidney Street, Inc. (hereafter, "Forest City") in acquiring the Common Shares of Avant Immunotherapeutics, Inc. (formerly known as T Cell Sciences, Inc.) involved Forest City's execution of a Settlement Agreement, dated November 14, 1997, between Forest City and T Cell Sciences, Inc., releasing and discharging alleged liabilities arising out of Forest City claims under certain leases between Forest City and T Cell Sciences, Inc.

                                  SCHEDULE 13D

Item 1. Security and Issuer.

         (a)  Common Shares, par value $.001

         (b)  Avant Immunotherapeutics, Inc. (hereafter, "Avant")
              119 Fourth Avenue
              Needham, Massachusetts

Item 2. Identity and Background.

         Name: Forest City 38 Sidney Street, Inc.
               (hereafter, "Forest City")
         State of organization: Ohio
         Principal business: Owner and lessor of commercial properties
         Principal business address: 1100 Terminal Tower, Cleveland, Ohio, 44113 Principal office address: 1100 Terminal Tower, Cleveland, Ohio, 44113

         (d)  Not Applicable
         (e)  Not Applicable

Item 3. Source and Amount of Funds or Other Consideration.

              The Common Shares of Avant were acquired by Forest City pursuant to a Settlement Agreement dated November 14, 1997, (hereafter, the "Settlement Agreement") between Forest City and T Cell Sciences, Inc. (predecessor to Avant) in consideration of Forest City's release and discharge of alleged liabilities arising out of claims asserted under certain leases.

Item 4. Purpose of the transaction.

              As stated in Item 3 above, the purpose of Forest City's acquiring the Avant Common Shares was to satisfy the Settlement Agreement executed between T Cell Sciences, Inc. and Forest City.

Item 5. Interest in Securities of the Issuer.

         (a) The aggregate number of Common Shares beneficially owned by Forest City is 1,376,250, which comprises approximately 2.87% of the outstanding Avant Common Shares.

         (b)  1,376,250 Common Shares with sole power to direct the vote.

              1,367,250 Common Shares with sole power to direct the disposition.

         (c) On March 10, 2000, Forest City sold 57,500 Common Shares of Avant through a series of open market transactions executed by a registered broker at an average price of $15.0543 per share.

         (d)  Not Applicable.

         (e)  March 10, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7. Material to Be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 11, 2000                 FOREST CITY 38 SIDNEY STREET, INC.


                               /s/ Thomas G. Smith
                               ----------------------------------
                               By: Thomas G. Smith
                               Its: Secretary